SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

NTS, INC.

(Name of the Issuer)

NTS, INC.

TOWER THREE PARTNERS LLC

TOWER THREE PARTNERS FUND II LP

TOWER THREE PARTNERS FUND II GP LP

TOWER THREE PARTNERS FUND II GP LLC

T3 NORTH HOLDINGS, LLC

T3 NORTH INTERMEDIATE HOLDINGS, LLC

NORTH MERGER SUB, INC.

GUY NISSENSON

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

62943B105

(CUSIP Number of Class of Securities)

Niv Krikov

Chief Financial Officer

NTS, Inc.

1220 Broadway

Lubbock, Texas 79401

(806) 771-5212

with copies to:

Kevin J. Sullivan	Arthur S. Marcus	Mark W. Jeanfreau
Weil, Gotshal & Manges LLP	Sichenzia Ross Friedman Ference LLP	Phelps Dunbar LLP
100 Federal Street, Floor 34	61 Broadway, 32nd Floor	Canal Place
Boston, MA 02110	New York, NY 10006	365 Canal Street, Suite 2000
(617) 772-8333		New Orleans, LA 70130
(504) 584-9236

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if this is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)
$91,473,619	$11,781.80

*	For purposes of calculating the fee only, the maximum aggregate value was determined based on the sum of: (A) 42,068,055 shares of Common Stock multiplied by $2.00 per share; (B) options to purchase 7,141,677 shares of Common Stock with exercise prices less than $2.00 per share multiplied by $0.90 (which is the difference between $2.00 and the weighted average exercise price of $1.10 per share); and (C) warrants to purchase 1,400,000 shares of Common Stock with exercise prices less than $2.00 per share multiplied by $0.65 (which is the difference between $2.00 and the weighted average exercise price of $1.35 per share).

**	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying 0.0001288 by the sum of the preceding sentence.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,781.80

Form or Registration No.:	Proxy Statement on Schedule 14A

Filing Party:	NTS, Inc.

Date Filed:	November 22, 2013

INTRODUCTION

This Amendment No. 2 to Rule 13E-3 transaction statement on Schedule 13E-3 (together with the exhibits hereto, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): Tower Three Partners LLC, a Delaware limited liability company, Tower Three Partners Fund II LP, a Delaware limited partnership, Tower Three Partners Fund II GP LP, a Delaware limited partnership, Tower Three Partners Fund II GP LLC, a Delaware limited liability company, T3 North Holdings, LLC, a Delaware limited liability company, T3 Intermediate Holdings, LLC, a Nevada limited liability company, North Merger Sub, Inc., a Nevada corporation, and Guy Nissenson (collectively referred to in this Transaction Statement as the “Purchaser Group”) and NTS, Inc., a Nevada corporation.

On October 20, 2013, NTS, Inc. (“NTS”) agreed to be acquired by T3 North Intermediate Holdings, LLC, which is referred to herein as Holdings, under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), between NTS, Holdings and North Merger Sub, Inc., a wholly owned subsidiary of Holdings, which is referred to herein as Merger Sub. Holdings and Merger Sub are affiliates of Tower Three Partners LLC, which is referred to herein as Tower Three. Upon completion of the merger of Merger Sub with and into NTS, pursuant to the Merger Agreement, NTS will become a wholly owned subsidiary of Holdings.  If the merger is completed, each outstanding share of common stock of NTS (other than certain shares owned by Guy Nissenson, a member of the Purchaser Group) will be cancelled and, in lieu thereof, the holders of shares of Company common stock shall be entitled to receive $2.00 in cash, without interest and less any applicable tax withholding.

Consummation of the merger is subject to the approval of the Merger Agreement by NTS’ shareholders.  In addition, the merger is subject to other customary closing conditions, including the accuracy of representations and warranties of, and compliance with covenants by, the other party, in each case as set forth in the Merger Agreement.

Concurrently with the filing of this Transaction Statement, NTS is filing with the SEC an amended preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of shareholders of NTS.  At the meeting, NTS’ shareholders will (1) consider and vote upon a proposal to approve the Merger Agreement and (2) transact such other business as may properly come before the special meeting or any adjournment or postponement thereof. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1).  A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices and annexes thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment.

While each of the filing persons acknowledges that the merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that NTS is “controlled” by any other filing person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each filing person has been supplied by such filing person.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING.”

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Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a)           Name and Address.  The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET—The Parties to the Merger” is incorporated herein by reference.

(b)           Securities.  The exact title of the class of the subject equity securities is “Common Stock, par value $0.001 per share.”  There were 42,068,055 outstanding shares of NTS common stock as of November 13, 2013.

(c)-(d)           Trading Market and Price; Dividends.  The information set forth in the Proxy Statement under the caption “IMPORTANT INFORMATION REGARDING THE COMPANY—Market for NTS’ Common Equity and Related Shareholder Matters” is incorporated herein by reference.

(e)           Prior Public Offerings.  None.

(f)           Prior Stock Purchases.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past 60 Days,” and “IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past Two Years.”

Item 3.	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)-(c)           Name and Address; Business and Background of Entities; Business  and Background of Natural Persons.  The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—The Parties to the Merger,” “THE PARTIES TO THE MERGER,” “IMPORTANT IFORMATION REGARDING THE COMPANY,” and “IMPORTANT INFORMATION REGARDING THE HOLDINGS PARTIES, THE T3 PARTIES AND THE ROLLOVER HOLDER” is incorporated herein by reference.  NTS is the subject company.

Item 4.	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)(1)           Material Terms.  Tender Offers.  Not Applicable.

(a)(2)           Material Terms.  Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Purposes and Reasons of the Holdings Parties, the T3 Parties and the Rollover Holder for the Merger,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Differing Interests of NTS Shareholders and the Rollover Holder in the Merger,” “SPECIAL FACTORS—Accounting Treatment,” “SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger,” “THE NTS SPECIAL MEETING,” “THE MERGER AGREEMENT” and “Annex A—Agreement and Plan of Merger.”

(c)           Different Terms.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Differing Interests of NTS Shareholders and the Rollover Holder in the Merger,” and “THE MERGER AGREEMENT.”

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(d)           Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” and “SPECIAL FACTORS—Rights of Dissenting Shareholders.”

(e)           Provisions For Unaffiliated Security Holders.  The information set forth in the Proxy Statement under the caption “PROVISIONS FOR UNAFFILIATED SHAREHOLDERS” is incorporated herein by reference.

(f)           Eligibility for Listing or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005 of Regulation M-A:

(a)           Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger and Plans for the Company After the Merger,” “THE MERGER AGREEMENT,” “RELATED PARTY TRANSACTIONS,” and “IMPORTANT INFORMATION REGARDING THE COMPANY.”

(b)           Significant Corporate Events.  None.

(c)           Negotiations or Contracts.  None.

(e)           Agreements involving the Subject Company’s Securities.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Treatment of Options and Warrants,” “THE MERGER AGREEMENT,” “THE VOTING AGREEMENT,” “RELATED PARTY TRANSACTIONS,” “IMPORTANT INFORMATION REGARDING THE COMPANY,” “Annex A—Agreement and Plan of Merger,” and “Annex B—Voting Agreement.”

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006 of Regulation M-A:

(b)           Use of Securities Acquired.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Certain Effects of the Merger and Plans for the Company After the Merger,” “SPECIAL FACTORS—Purposes and Reasons of the Holding Parties, the T3 Parties and the Rollover Holder for the Merger,” “SPECIAL FACTORS—Delisting and Deregistration of NTS Common Stock,” and “THE MERGER AGREEMENT—Other Covenants.”

(c)(1)-(8)                      Plans.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Certain Effects of the Merger and Plans for the Company After the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger and Plans for the Company After the Merger,” “SPECIAL FACTORS—Purposes and Reasons of the Holding Parties, the T3 Parties and the Rollover Holder for the Merger,” “SPECIAL FACTORS—Delisting and Deregistration of NTS Common Stock,” and “THE MERGER AGREEMENT—Other Covenants.”

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Item 7.	Purposes, Alternatives, Reasons and Effects of the Merger

Item 1013 of Regulation M-A:

(a)           Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Purposes and Reasons of the Holdings Parties, the T3 Parties and the Rollover Holder for the Merger,” and “SPECIAL FACTORS—Background of the Merger.”

(b)           Alternatives.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SPECIAL FACTORS—Background of the Merger,” and “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors.”

(c)           Reasons.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Purposes and Reasons of the Holdings Parties, the T3 Parties and the Rollover Holder for the Merger,” and “SPECIAL FACTORS—Opinions of Oberon Securities and B. Riley & Co. to the NTS Board of Directors.”

(d)           Effects.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—General Description and Effects of the Merger,” “SPECIAL FACTORS—Differing Interests of NTS Shareholders and the Rollover Holder in the Merger,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Certain Effects of the Merger and Plans for the Company After the Merger,” “SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger,” “SPECIAL FACTORS—Treatment of Options and Warrants,” “THE MERGER AGREEMENT,” and “Annex A—Agreement and Plan of Merger.”

Item 8.	Fairness of the Transaction

Item 1014 of Regulation M-A:

(a)-(b)            Fairness; Factors Considered in Determining Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Purposes and Reasons of the Holdings Parties, the T3 Parties and the Rollover Holder for the Merger,” “SPECIAL FACTORS—Opinions of Oberon Securities and B. Riley & Co. to the NTS Board of Directors,” “SPECIAL FACTORS—Position of the Holdings Parties and T3 Parties as to the Fairness of the Merger,” “SPECIAL FACTORS—Position of the Rollover Holder as to the Fairness of the Merger,” “Annex C—Opinion of Oberon Securities, LLC,” and “Annex D—Opinion of B. Riley & Co., LLC.”

The discussion materials prepared by Oberon Securities, LLC and B. Riley & Co., LLC, and reviewed with the board of directors of NTS on October 15, 2013, are attached hereto as Exhibits (c)(7) and (c)(8), respectively, and are incorporated by reference herein. The discussion materials prepared by Oberon Securities, LLC and B. Riley & Co., LLC, and reviewed with the board of directors of NTS on October 20, 2013, are attached hereto as Exhibits (c)(3) and (c)(4), respectively, and are incorporated by reference herein.

The opinions of Oberon Securities, LLC and B. Riley & Co., LLC, dated October 20, 2013 and rendered to the board of directors of NTS on the same date, are attached as Annexes C and D to the Proxy Statement, respectively, are incorporated by reference as Exhibits (c)(1) and (c)(2) hereto, respectively, and are incorporated by reference herein.

 (c)           Approval of Security Holders.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “THE MERGER AGREEMENT—Conditions to the Completion of the Merger,” “THE MERGER AGREEMENT—NTS Shareholder Approval,” “THE NTS SPECIAL MEETING—Required Vote” “PROPOSALS TO BE CONSIDERED AT THE NTS SPECIAL MEETING—The Merger Proposal (Item 1 on the Proxy Card),” and “Annex A—Agreement and Plan of Merger.”

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(d)           Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the transaction.

(e)           Approval of Directors.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,”  “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” and “PROPOSALS TO BE CONSIDERED AT THE NTS SPECIAL MEETING—The Merger Proposal (Item 1 on the Proxy Card).”

(f)           Other Offers.  Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

(a)-(b)           Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Opinions of Oberon Securities and B. Riley & Co. to the NTS Board of Directors,” “Annex C—Opinion of Oberon Securities, LLC,” and “Annex D—Opinion of B. Riley & Co., LLC.”

The opinions of Oberon Securities, LLC and B. Riley & Co., LLC, dated October 20, 2013 and rendered to the board of directors of NTS on the same date, are attached as Annexes C and D to the Proxy Statement, respectively, are incorporated by reference as Exhibits (c)(1) and (c)(2) hereto, respectively, and are incorporated by reference herein.

(c)           Availability of Documents.  The reports, opinions or appraisal in this Item 9 will be made available for inspection and copying at the principal executive offices of NTS during its regular business hours by any interested holder of NTS common stock, or any representative designated in writing by any such holder.

Item 10.	Source and Amount of Funds or Other Consideration

Item 1007 of Regulation M-A:

(a)           Sources of Funds or Other Consideration. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Description of Financing,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “SPECIAL FACTORS—Position of the Holdings Parties and T3 Parties as to the Fairness of the Merger,” “THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses,” and “THE MERGER AGREEMENT—Other Agreements Entered Into in Connection with the Merger Agreement.”

(b)           Conditions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Description of Financing,” and “THE MERGER AGREEMENT—Financing Cooperation” is incorporated herein by reference.

(c)           Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Opinions of Oberon Securities and B. Riley & Co. to the NTS Board of Directors,” “THE MERGER AGREEMENT—Financing Cooperation,” “THE MERGER AGREEMENT—Termination Fees and Reimbursement of Expenses,” “THE MERGER AGREEMENT—Fees and Expenses,” “THE MERGER AGREEMENT—Remedies,” “MERGER FEES AND EXPENSES,” and “Annex A—Agreement and Plan of Merger.”

(d)           Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Description of Financing,” and “THE MERGER AGREEMENT—Financing Cooperation.”

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Item 11.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A:

(a)           Securities Ownership.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Certain Effects of the Merger and Plans for the Company After the Merger,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “THE VOTING AGREEMENT,” “IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management.”

(b)           Securities Transactions.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger,” “THE MERGER AGREEMENT—Other Agreements Entered Into in Connection with the Merger Agreement,” “THE VOTING AGREEMENT,” “RELATED PARTY TRANSACTIONS,” “IMPORTANT INFORMATION REGARDING THE COMPANY—Security Ownership of Certain Beneficial Owners and Management,” and “IMPORTANT INFORMATION REGARDING THE COMPANY—Transactions in Common Stock During the Past 60 Days.”

Item 12.	The Solicitation or Recommendation

Item 1012 of Regulation M-A:

(d)           Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “THE MERGER AGREEMENT—Other Agreements Entered Into in Connection with the Merger Agreement,” “THE VOTING AGREEMENT,” “RELATED PARTY TRANSACTIONS—The Voting Agreement,” “THE NTS SPECIAL MEETING—Recommendations of the Board of Directors of NTS,” and “THE NTS SPECIAL MEETING—Record Date; Stock Entitled to Vote.”

(e)           Recommendations of Others.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE NTS SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—The Company’s Purpose and Reasons for the Merger and Recommendation of the Special Committee and the Board of Directors,” “THE NTS SPECIAL MEETING—Recommendations of the Board of Directors of NTS,” and “PROPOSALS TO BE CONSIDERED AT THE NTS SPECIAL MEETING—The Merger Proposal (Item 1 on the Proxy Card).”

Item 13.	Financial Information

Item 1010 of Regulation M-A:

(a)           Financial Information.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “IMPORTANT INFORMATION REGARDING THE COMPANY.”  The information contained in the Consolidated Financial Statements included in NTS’s annual report on Form 10-K for the fiscal year ended December 31, 2012 and in its quarterly report on Form 10-Q for its quarter  ended September 30, 2013 is incorporated herein by reference.  The book value per share of NTS common stock, as of September 30, 2013, was $0.62.

The Form 10-K and the Form 10-Q are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at www.sec.gov.

(b)           Pro Forma Information.  Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A:

(a)-(b)            Solicitations or Recommendations; Employees and Corporate Assets.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “THE NTS SPECIAL MEETING—Solicitation of Proxies,” and “SPECIAL FACTORS— Interests of NTS Directors and Executive Officers in the Merger.”

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Item 15.	Additional Information

Item 1011 of Regulation M-A:

(b)           Golden Parachute Compensation.  The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Interests of NTS Directors and Executive Officers in the Merger” is incorporated herein by reference.

(c)           Other Material Information.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Item 1016 of Regulation M-A:

Exhibit	Description
(a)(1)	Preliminary Proxy Statement of NTS, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on January 14, 2014 (the “Proxy Statement”).

(a)(2)	Letter to Shareholders of NTS, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)	Notice of Special Meeting of Shareholders of NTS, Inc., incorporated herein by reference to the Proxy Statement.

(a)(4)	Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(5)*	Form 8-K of NTS, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 21, 2013.

(b)	None.

(c)(1)*	Opinion of Oberon Securities, LLC, dated as of October 20, 2013, rendered to the Board of Directors of NTS, Inc., which is attached as Annex C to the Proxy Statement and incorporated herein by reference.

(c)(2)*	Opinion of B. Riley & Co., LLC, dated as of October 20, 2013, rendered to the Board of Directors of NTS, Inc., which is attached as Annex D to the Proxy Statement and incorporated herein by reference.

(c)(3)*	Financial analysis presentation materials prepared by Oberon Securities, LLC. and reviewed with the Board of Directors of NTS, Inc. on October 20, 2013.

(c)(4)*	Financial analysis presentation materials prepared by B. Riley & Co., LLC. and reviewed with the Board of Directors of NTS, Inc. on October 20, 2013.

(c)(5)*	Presentation Materials prepared by Company management and provided to Tower Three on April 24, 2013.

(c)(6)*	Presentation Materials prepared by Company management and provided to Oberon Securities and B. Riley & Co. on October 11, 2013.

(c)(7)**	Financial analysis presentation materials prepared by Oberon Securities, LLC and reviewed with the Board of Directors of NTS, Inc. on October 15, 2013.

(c)(8)**	Financial analysis presentation materials prepared by B. Riley & Co., LLC and reviewed with the Board of Directors of NTS, Inc. on October 15, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of October 20, 2013, by and among NTS, Inc., T3 North Intermediate Holdings, LLC and North Merger Sub, Inc., which is attached as Annex A to the Proxy Statement and incorporated herein by reference.

(d)(2)	Voting Agreement, dated as of October 20, 2013, by and among NTS, Inc., T3 North Intermediate Holdings, LLC and Guy Nissenson, which is attached as Annex B to the Proxy Statement and incorporated herein by reference.

(d)(3)*	Rollover Agreement, dated as of October 20, 2013, by and between T3 North Holdings, LLC and Guy Nissenson.

(f)	None.

(g)	None.

* Previously filed by this Transaction Statement on November 22, 2013.

** Previously filed by this Transaction Statement on December 24, 2013.

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SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Transaction Statement is true, complete and correct.

NTS, INC.

January 14, 2014	By:	/s/ Niv Krikov
Name: Niv Krikov
Title: Chief Financial Officer

TOWER THREE PARTNERS LLC

	By:	/s/ William D. Forrest
William D. Forrest
Managing Member

TOWER THREE PARTNERS FUND II LP

	By:	Tower Three Partners Fund II GP LP, its general partner

	By:	Tower Three Partners Fund II GP LLC

	By:	/s/ William D. Forrest
Name: William D. Forrest
Title: Managing Member

TOWER THREE PARTNERS FUND II GP LP

	By:	Tower Three Partners Fund II GP LLC, its general partner

	By:	/s/ William D. Forrest
Name: William D. Forrest
Title: Managing Member

TOWER THREE PARTNERS FUND II GP LLC

	By:	/s/ William D. Forrest
Name: William D. Forrest
Title: Managing Member

T3 NORTH HOLDINGS LLC

	By:	/s/ Christopher Jacobs
Name: Christopher Jacobs
Title: Secretary

T3 NORTH INTERMEDIATE HOLDINGS LLC

	By:	/s/ Christopher Jacobs
Name: Christopher Jacobs
Title: Secretary

NORTH MERGER SUB, INC.

	By:	/s/ Christopher Jacobs
Name: Christopher Jacobs
Title: Secretary

GUY NISSENSON

	By:	/s/ Guy Nissenson
Name: Guy Nissenson

SIGNATURE PAGE TO SCHEDULE 13E-3